February 16, 2006

Michael Hoffman, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY  10036

   Re: BlackRock Global Enhanced Equity Income Trust
      File Nos. 333-140038 and 811-22006

Dear Mr. Hoffman:

   On January 17, 2007, you filed a registration statement on Form N-2 for the BlackRock Global Enhanced Equity Income Trust.  We have reviewed the filing.  Our comments are set forth below.  For convenience, we generally organized our comments using the headings and defined terms in the registration statement.

## Prospectus

## Cover Page

1. The paragraph captioned "No Prior History" states that the securities have no history of public trading and that closed-end fund shares frequently trade at a discount to net asset value.  Please add a statement describing the risk of loss this creates for an investor in the initial public offering.  *See* Item 1.1.i of Form N-2.  Please make the statement, as well as the first two sentences of the paragraph, prominent (*e.g.*, bold).  *Id.*

## Prospectus Summary — Investment Objectives (page 2)

2. This section states that the Trust's primary investment objective is to seek current income and current gains.  Please explain the term "current gains."

## Prospectus Summary — Investment Policies (page 2)

3. The sixth paragraph of this section (on page 3) states that the Trust will invest at least __% of its total assets in securities of non-U.S. companies.  The Commission has stated that it would expect a fund with "global" in its name to diversify its investments "among a number of different countries *throughout* the world."  Investment Company Act Release No. 24828 note 42 (Jan. 17, 2001) (emphasis in original).  Although the Trust has a policy to invest a minimum amount of assets in non-U.S. companies, its policy does not indicate how the Trust will diversify its investments globally.  Please disclose the Trust's strategy to diversify its investments throughout the world.

4.     The eighth paragraph of this section (on page 3) states that the Trust may engage in strategic transactions, but does not describe those transactions.  Please summarize in this section the types of strategic transactions in which the Trust may invest.

**Prospectus Summary — Special Risk Considerations (page 5)**

5.     On page 10, this section describes the risks of short sales.  Please describe the Trust's policies concerning short sales in the Prospectus Summary under the caption "Investment Policies".

**The Trust's Investments — Portfolio Composition (page 16)**

6.     The third full paragraph on page 18, captioned "Non-U.S. Securities", provides, in part, that a company will be deemed a non-U.S. company if its primary business office is not in the United States.  A non-U.S. company must be tied economically to a country or region outside of the United States.  *See* Investment Company Act Release No. 24828 at note 42 (Jan. 17, 2001) (stating that "[t]he term 'foreign' indicates investments that are tied economically to countries outside the United States).  Please explain to us why the location of a company's primary business office, by itself, economically ties the company to a country or region outside the United States.

<u>**Statement of Additional Information**</u>

**BlackRock Portfolio Managers**

7.     It appears that the Trust intends to provide information about client accounts managed by the portfolio mangers as of November 30, 2006.  Please provide this information as of the most recent date practicable.  *See* Instruction 1 to Item 21.1 of Form N-2.

**BlackRock Portfolio Manager Compensation — Performance-Based Compensation**

8.     This paragraph states that if a manager's tenure is less than 5 years, performance periods will reflect time in position.  What will be the period over which performance is measured for portfolio managers with tenure of more than 5 years?

**General Comments**

9.     Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

10.     We note that portions of the filing are incomplete.  We may have additional comments on such portions when you complete them in pre-effective amendments,

on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

11.     If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective, in reliance on Rule 430A under the Securities Act, please identify the omitted information to us, preferably before filing the final pre-effective amendment.

12.     Please advise us if you have submitted or expect to submit exemptive applications or no-action requests in connection with your registration statement.

13.     Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act.  Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

14.     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision.  Since the Trust and its management are in possession of all facts relating to the Trust's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Trust requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.  We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

* * * * *

If you have any questions prior to filing a pre-effective amendment, please call me at (202) 551-6945.

Sincerely,


John M. Ganley
Senior Counsel